12100 NE 16th Ave
Suite 210
Miami, FL 33161

April 30, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: Jennifer O’Brien

RE:	TOT Energy, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 30, 2009
Form 10-Q for the Fiscal Quarter Ended December 31, 2009
Filed February 16, 2010
Response Letter Dated March 31, 2010
File No. 000-51108

Dear Ms. O’Brien:

This letter will serve as confirmation of receipt of the comment letter of the Staff of the Securities and Exchange Commission dated April 16, 2010.  We hereby request an extension of the time within which to file our response to said comment letter until May 10, 2010. The Company will be most appreciative if you could accommodate this request given the difficulty in transmission of your original fax to the Company and receipt of the hard copy of your letter on April 22, 2010.

We are sending this transmittal via EDGAR as a confidential correspondence until such time as the Commission Staff has completed its review process at which time we understand that this correspondence will be publicly available through the EDGAR system.

Kindly direct any inquiries relating to this request to our legal counsel, Neil S. Belloff, Esq. (phone and fax no. (845) 208-3672). Your courtesy and cooperation are again appreciated.

Sincerely,

/s/ Jonathan New

Jonathan New
Chief Financial Officer